SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of March, 2006

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F  ___X___                                                                                               Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.
Yes _______                                                                                            No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

     BANCO DE CHILE
     REPORT ON FORM 6-K

Attached are English translations of letters distributed by the Bank to its shareholders on March 6, 2006, informing them the date and matters to be addressed by the next Ordinary and Extraordinary General Shareholders Meetings, to be held on March 23, 2006. These letters were also issued in the form of a press release published in the Chilean newspaper “El Mercurio”, on March 6, 2006.-

BANCO DE CHILE

GENERAL ORDINARY SHAREHOLDERS MEETING

The Board of Directors agreed to summon to a General Ordinary Shareholders Meeting to be held on March 23, 2006, at 10:00 A.M., at the business center of the Santiago Chamber of Commerce located at 392 Monjitas Street, Second Floor, Santiago, Chile, in order to address the following matters:

1. Approval of Banco de Chile's Annual Report, Financial Statements and Report of the External Auditors for the year ended December 31, 2005;
2. Approval of the distribution of dividend N° 194 in the amount of Ch$1.8582 per share, which represents 70% of the Bank's net income for year 2005. Said dividend, if approved by the Shareholders Meeting, shall be paid at the Bank's principal offices immediately after the Meeting;
3. Definitive appointment of alternate directors;
4. Directors' remuneration;
5. Directors and Audit Committee's remuneration and approval of its budget;
6. Nomination of external auditors;
7. Directors and Audit Committee report;
8. Information required on article 44 of the Chilean Corporations Law;
9. Other matter pertinent to General Ordinary Shareholders Meetings according to the law and to the Bank's by-laws.

It is stated that the Financial Statements for the year ended December 31, 2005 were published in newspaper Estrategia in its edition of February 20, 2006 and in more detail, including their Notes and the Report of the External Auditors, at the Internet site www.bancochile.cl

PARTICIPATION IN THE MEETINGS AND POWERS OF ATTORNEY

Holders of shares registered on March 17, 2006 at the Shareholders Register of Banco de Chile and of Sociedad Matriz del Banco de Chile S.A., as mandated by Law N° 19,396, shall have the right to participate.

The qualification of powers of attorney, if requested, will be held on March 22, 2006 at 16:00 hours, at the Shares Section of the Bank, located at 5th floor, 925 Agustinas Street, Santiago.

FERNANDO CAÑAS BERKOWITZ
                    Chairman

Santiago, March of 2006

BANCO DE CHILE

GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

The Board of Directors agreed to summon to a General Extraordinary Shareholders Meeting to be held on March 23, 2006, immediately after the General Ordinary Shareholders Meeting scheduled on the same date, at the business center of the Santiago Chamber of Commerce located at 392 Monjitas Street, Second Floor, Santiago, Chile, in order to address the following matters:

1. Increase the Bank's capital through the capitalization of 30% of the Bank's net income for the fiscal year 2005, by means of the issuance of shares without nominal value, set at the value of Ch$ 32.35 per share and distributed among shareholders, without charge, at the rate of 0.02461 new shares per each paid for and subscribed share and to adopt all necessary resolutions subject to the options contemplated in Article 31 of Law N° 19,396;
2. Amend the Fifth Article of the Bylaws, related to the capital and shares of the Bank;
3. Modify, replace and /or supplement the Transitory Articles of the Bank's Bylaws as a consequence of the capital increase, according to what is agreed upon the Shareholders Meeting;
4. Adopt the agreements necessary to legalize and execute the agreed upon amendments;

PARTICIPATION IN THE MEETINGS AND POWERS OF ATTORNEY

Holders of shares registered on March 17, 2006 in the Shareholders Register of Banco de Chile and of Sociedad Matriz del Banco de Chile S.A., as mandated by Law N° 19,396, shall have the right to participate.

The qualification of powers of attorney, if requested, will be held on March 22, 2006 at 16:00 hours, at the Shares Section of the Bank, located at 5th floor, 925 Agustinas Street, Santiago.

FERNANDO CAÑAS BERKOWITZ
                    Chairman

Santiago, March 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 06, 2006

Banco de Chile

/S/ Julio Guzman H. .
By: Julio Guzman Herrera Acting General Manager